February 13, 2013

Attn: Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Zumiez Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 13, 2012
File No. 000-51300

Dear Ms. Jenkins:

Thank you for your letter dated February 1, 2013 regarding our Annual Report on Form 10-K filed on March 13, 2012 for fiscal year ended January 28, 2012. On behalf of Zumiez Inc. (the “Company”, “we”, “us”, and “our”), please find herein our response to each of the comments discussed in your letter.

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings. For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your letter. Your comments are repeated in bold and our responses follow in ordinary type.

Form 10-K for Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 33

1. We note ecommerce sales have grown to represent 7.3% of net sales for the most recent fiscal year and exceeded 10% for your most recent fiscal quarter. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of ecommerce sales and their effect on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

Our Response

We operate an omni-channel sales strategy that integrates our stores with our ecommerce platform. There is significant interaction between our in-store sales and our ecommerce sales channels and we believe that they are utilized in tandem to serve our customers. We view our in-store and ecommerce platforms as being integral and inseparable components of the Company’s business, which is supported by the following:

•	We do not significantly differentiate our branding, merchandising, pricing, and marketing between the two channels.

•	We evaluate the performance of our operations, including growth trends and margins, based on the combined in-store and ecommerce platforms.
•	We provide a shared inventory platform across both our stores and our ecommerce platforms.
•

We allow our customers to purchase items online and pick up in our stores, alternatively customers may purchase items at a store that are not available in the store and order them online to either be shipped to their home or delivered to the store.

•

We do not allocate expenses associated with certain functions (such as, merchandising group, their associated bonus and stock compensation and certain shipping costs) to the ecommerce operations as we view the performance of the ecommerce operations and stores to be integrally linked.

Based on these factors, we do not differentiate the effect of gross profit between our in-store sales and our ecommerce platform. In response to the Staff’s comment, we will include the following disclosure in MD&A in future filings:

We operate a sales strategy that integrates our stores with our ecommerce platform. There is significant interaction between our in-store sales and our ecommerce sales channels and we believe that they are utilized in tandem to serve our customers.

As discussed below in our response to comment #2, we will also provide additional information on our comparable in-store sales and ecommerce sales. Furthermore, when material we will disclose historical trends, causative factors and consideration as to whether trends are likely to continue.

2. Considering the growth in your ecommerce business, please provide us with, and confirm that you will include in future filings you will disclose, comparable store sales data for each period presented excluding your ecommerce sales.

Our Response

In response to this comment we will include disclosure of our comparable in-store sales which exclude ecommerce sales in future filings. The following is a draft of the disclosure we will include in our fiscal 2012 Annual Report on Form 10-K:

The **% increase/decrease in comparable store sales was a result of a **% increase/decrease for our comparable in-store sales and a **% increase/decrease for our comparable ecommerce sales. Total ecommerce sales represented **% of sales for fiscal 2012 compared to 7.3% of sales for fiscal 2011, this increase/decrease was driven by the growth in comparable ecommerce sales mentioned above and our Blue Tomato acquisition.

**Once our fiscal year has been finalized and the results audited these items will be completed.

As requested please see below for our comparable store and in-store sales data and a draft of the disclosure we will include in our fiscal 2012 Annual Report on Form 10-K about how we define those terms:

	Fiscal Year Ended
	February 2, 2013	January 28, 2013
Comparable store sales increase	5.0%	8.7%
Comparable in-store sales increase	2.9%	5.3%

We report “comparable store sales” based on net sales beginning on the first anniversary of the first day of operation of a new store or ecommerce business. Our comparable store sales include our in-store and our ecommerce sales, due to the substantial integration of our stores and ecommerce businesses. Changes in our comparable store sales between two periods are based on net sales of “in-store” or ecommerce businesses which were in operation during both of the two periods being compared and, if an in-store or ecommerce business is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that in-store or ecommerce business is included in the calculation for only the comparable portion of the other period.

In accordance with your request, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, or if you would like to discuss our responses further, please contact me at (425) 551-1549.

Sincerely,

/s/ Christopher C. Work

Christopher C. Work

Chief Financial Officer

cc: Richard M. Brooks, Chief Executive Officer and Director

Chris K. Visser, General Counsel and Corporate Secretary

David Follett, Moss Adams LLP